October 25, 2007
Mr. Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Room 4561
Washington, D.C. 20549

Re:	TechTeam Global, Inc. Form 10-K for the year ending December 31, 2006 Filed March 16, 2007 Form 10-Q for the quarterly period ended June 30, 2007 Filed August 9, 2007 File No. 000-16284
Dear Mr. Krikorian:
We respectfully submit to you the following in response to your letter dated October 11, 2007:
Form 10-Q for the quarterly period ended June 30, 2007
Notes to the Financial Statements
Note 5. Stock-Based Compensation, page 8
Comment 1
We note your response to prior comment number 3 which states that you do not believe the error in recording compensation expense for each affected quarter in 2006 is material to the respective quarter. Please provide your SAB 99 analysis which supports your conclusion. Clarify how you considered the impact of the error on net income and EPS reported in the second and third quarter of fiscal year 2006.
Response 1
A. Introduction
Staff Accounting Bulletin No. 99 (“SAB 99”) delineates the views of the Staff concerning materiality in the preparation of a company’s financial statements. SAB 99 requires that both quantitative and qualitative factors be considered in determining materiality.

Mr. Stephen Krikorian
October 25, 2007

B. Quantitative Analysis
The following table outlines various quantitative measures of the error for each affected quarter:

	Quarter Ended
	June 30,	September 30,	December 31,
	2006	2006	2006
Error — increase (decrease) in expense, net of tax	$(3,843)	$22,671	$(18,543)
Net income (loss), as reported	$(75,139)	$370,125	$1,201,938
Error as a percentage of net income (loss)	5.1%	6.1%	1.5%
Diluted earnings per share, as reported	$(0.01)	$0.04	$0.1166
Diluted earnings per share, if corrected	$(0.01)	$0.04	$0.1149
Consensus analyst estimate	$0.045	$0.065	$0.075
As set forth in the table above, the error constituted only 1.5% of net income for the fourth quarter of 2006. While the misstatement exceeded 5% of net income for each of the second and third quarters of 2006, such errors were quite small in absolute dollar terms and did not impact diluted earnings per share for either quarter.
An amount of “adjusted net income” was provided to investors in the second and third quarters since these quarters included one-time expenses related to the matters referred to below, and the company believed this information was more meaningful because it would enable investors to better understand the actual trends in the company’s business. As reflected in the table below, on an adjusted basis, the error did not impact the company’s net income by more than 2.8% for either the second or third quarter of 2006. The adjusted measurement of net income, which was included in the company’s earnings releases for the second and third quarters of 2006, excluded the after-tax impact of one-time professional fees and settlement costs related to: (1) a shareholder complaint; (2) a proxy contest resulting from the shareholder complaint and the related settlement; and (3) settlement costs related to claims brought against the company by its former chief executive officer and chief financial officer subsequent to their termination in connection with matters (1) and (2) above.
The following table outlines various quantitative measures of the error for each affected quarter:

	Quarter Ended
	June 30,	September 30,
	2006	2006
Adjusted net income, as reported	$478,038	$799,125
Error as a percentage of adjusted net income	0.8%	2.8%
Based upon the foregoing, the company concluded that the misstatement was not quantitatively material for either the second or third quarter of 2006.

Mr. Stephen Krikorian
October 25, 2007

C. Qualitative Analysis
As required under SAB 99, the company also addressed various qualitative factors in assessing the materiality of the misstatement for each of the affected quarters of 2006. As used in SAB 99, “‘qualitative’ materiality refers to the surrounding circumstances that inform an investor’s evaluation of financial statement entries.”
The company’s analysis revealed, among other things, the following:
•	The misstatement did not impact the company’s compliance with any regulatory or contractual requirements.
•	The misstatement did not impact the company’s compliance with any loan covenants under the company’s then-outstanding credit agreement with a bank.
•	The misstatement had no impact on management’s compensation. Net income for fiscal 2006, upon which management’s primary bonus plan is measured, was properly stated.
•	The misstatement did not involve the concealment of an unlawful transaction.
•	The company exceeded the individual and consensus analyst estimates for the fourth quarter of 2006 regardless of whether earnings per share was $0.11 or $0.12 (due to rounding up rather than rounding down). Therefore, the misstatement does not hide a failure to meet analysts’ consensus expectations.
The company’s analysis of qualitative factors indicated that, from a qualitative perspective, the error simply was not material.
D. Conclusion
Based upon the foregoing analysis, the company concluded that the misstatement was not material from either a quantitative or qualitative perspective for any quarter in fiscal 2006. The company further believes that the judgment of a reasonable person relying upon the company’s periodic reports would not be changed or influenced by the correction of such misstatement.
In connection with responding to the Staff’s comments, we acknowledge that:
•	TechTeam Global, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	TechTeam Global, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration.
Very truly yours,
/s/ Marc J. Lichtman
Marc J. Lichtman
Vice President, Chief Financial Officer
  and Treasurer